Exhibit 99.1

037443 PRESS RELEASE The Hague, April 25, 2006

RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders (AGM) of AEGON N.V. was held today at the company’s head office in The Hague. The decisions taken by the shareholders include the following:

Reappointment in the Executive Board

Mr. J.G. van der Werf was reappointed as a member of the Executive Board for a term of four years as of April 25, 2006.

Supervisory Board changes in composition

Mr. K.J. Storm was reappointed as a member of the Supervisory Board for a term of four years as of April 25, 2006.

Mr. C.M. Sobel was appointed as a member of the Supervisory Board for a term of four years as of April 25, 2006.

Mr. P. Voser retired from the Supervisory Board as of April 25, 2006.

Annual accounts

The AGM adopted the annual accounts for the financial year 2005 and the members of the Executive Board and the Supervisory Board were released from liability for their duties.

Final dividend 2005

The total dividend for the financial year 2005 was fixed at EUR 0.45 per common share of EUR 0.12 par value. Taking into account the interim dividend of EUR 0.22, the final dividend amounts to EUR 0.23 per common share and will be paid entirely in cash or entirely in common shares, at the option of the shareholder. The stock fraction for the final dividend in common shares will be determined by the Executive Board and will be based upon the average price of the AEGON share as quoted on the Euronext Amsterdam Stock Exchange, calculated for the five trading days from May 3, 2006 up to and including May 9, 2006. The final dividend will be payable as of May 16, 2006.

Amendment to the Articles of Incorporation adopted

The Articles of Incorporation were amended as proposed. The amendment mainly concerns the abolition of bearer shares (K- and CF-certificates) and their replacement by registered shares.

About AEGON N.V.

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31(0)70 344 83 05
Media	+31(0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

Website: www.aegon.com

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